SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                 SCHEDULE 13G/A*
                                (Amendment No. 1)
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)

                         Interactive Brokers Group, Inc.
                                (Name of Issuer)

                              Class A Common Stock
                         (Title of Class of Securities)

                                    45841N107
                                 (CUSIP Number)

                                December 31, 2009
             (Date of event which requires filing of this statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule 13G is filed:
     [ ] Rule 13d-1(b)
     [x] Rule 13d-1(c)
     [ ] Rule 13d-1(d)





                           (Page 1 of 9 Pages)
----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45841N107                 13G                    Page 2 of 9 Pages

----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                 Eminence Capital, LLC
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [x]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            New York
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                 0
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                 3,340,000
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                                 0
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                 3,340,000
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                 3,340,000

-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                                 8.1%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                                 IA
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 45841N107                 13G                    Page 3 of 9 Pages

----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                 Eminence GP, LLC
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [x]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            New York
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                 0
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                 3,340,000
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                                 0
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                 3,340,000
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                 3,340,000
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                                 8.1%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                                 OO
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 45841N107                 13G                    Page 4 of 9 Pages

----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                 Ricky C. Sandler
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [x]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                 0
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                 3,340,000
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                                 0
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER     3,340,000
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                 3,340,000
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                                 8.1%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                                 IN
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 45841N107                 13G                    Page 5 of 9 Pages

The Schedule G initially filed on November 6, 2009 is hereby amended and restated by this Amendment No. 1 to the Schedule G.

Item 1(a).     Name of Issuer:

     The name of the issuer is Interactive Brokers Group, Inc. (the "Company").

Item 1(b).     Address of Issuer's Principal Executive Offices:

     The Company's principal executive offices are located at One Pickwick Plaza, Greenwich, CT 06830.

Item 2.     Name of Person Filing:

     This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

(i) Eminence Capital, LLC, a New York limited liability company ("Eminence Capital");

(ii) Eminence GP, LLC, a New York limited liability company ("Eminence GP"); and

(iii) Ricky C. Sandler, a U.S. Citizen ("Mr. Sandler").


(a) This statement relates to shares of Class A Common Stock as defined in Item 2(d) below held for the accounts of: Eminence Partners, LP, a New York limited partnership ("Eminence I"); Eminence Partners II, LP, a New York limited partnership ("Eminence II"); Eminence Leveraged Long Alpha, LP, a Delaware limited partnership (together with Eminence I and Eminence II, the "Partnerships"); as well as Eminence Fund Master, Ltd. ("Eminence Offshore") and Eminence Leveraged Long Alpha Master, Ltd. (together with Eminence Offshore, the "Offshore Funds"), each a Cayman Islands company. The Partnerships and the Offshore Funds are collectively referred to as the "Eminence Funds".

Eminence Capital serves as the management company to the Eminence Funds with respect to the shares of Class A Common Stock directly owned by the Eminence Funds and may be deemed to have voting and dispositive power over the shares held for the accounts of the Eminence Funds.

Eminence GP serves as general partner or manager with respect to the shares of Class A Common Stock directly owned by the Eminence Funds and may be deemed to have voting and dispositive power over the shares held for the accounts of the Eminence Funds.

Mr. Sandler is the Managing Member of each Eminence Capital and Eminence GP and may be deemed to have voting and dispositive power with respect to the shares of Class A Common Stock directly owned by the Eminence Funds.

CUSIP No. 45841N107                13G                   Page 6 of 9 Pages

Item 2(b).     Address of Principal Business Office or, if None, Residence:

     The address of the principal business and principal office of Eminence GP and Eminence Capital is 65 East 55th Street, 25th Floor, New York, NY 10022. The business address of Mr. Sandler is 65 East 55th Street, 25th Floor, New York, NY 10022.

Item 2(c).     Citizenship:

    (i) Eminence Capital, a New York limited liability company;

   (ii) Eminence GP, a New York limited liability company; and

  (iii) Mr. Sandler, is a United States citizen.

Item 2(d).     Title of Class of Securities:
     Class A common stock, par value $0.01 per share (the "Class A Common
Stock").

Item 2(e).  CUSIP Number:  45841N107

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or
(c), check whether the person filing is a:

        (a) [ ] Broker or dealer registered under Section 15 of the Act,

        (b) [ ] Bank as defined in Section 3(a)(6) of the Act,

        (c) [ ] Insurance Company as defined in Section 3(a)(19) of the
                Act,

        (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940,

        (e) [ ] Investment Adviser in accordance with Rule
                13d-1 (b)(1)(ii)(E),

        (f) [ ] Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1 (b)(1)(ii)(F),

        (g) [ ] Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),

        (h) [ ] Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

        (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

        (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     Not applicable

CUSIP No. 45841N107                 13G                  Page 7 of 9 Pages

Item 4.   Ownership.

       A. Eminence Capital, LLC
          (a) Amount beneficially owned: 3,340,000
          (b) Percent of class: 8.1%. The percentages used herein and in the rest of Item 4 are calculated based upon the 41,214,498 shares of Class A Common Stock outstanding at November 9, 2009, as set forth in the Company's Form 10-Q for the quarterly period ended September 30, 2009.
          (c) (i) Sole power to vote or direct the vote: 0
             (ii) Shared power to vote or direct the vote: 3,340,000
            (iii) Sole power to dispose or direct the disposition: 0
             (iv) Shared power to dispose or direct the disposition: 3,340,000

       B. Eminence GP, LLC
          (a) Amount beneficially owned: 3,340,000
          (b) Percent of class: 8.1%
          (c) (i) Sole power to vote or direct the vote: 0
             (ii) Shared power to vote or direct the vote: 3,340,000
            (iii) Sole power to dispose or direct the disposition: 0
             (iv) Shared power to dispose or direct the disposition: 3,340,000

       C. Ricky C. Sandler
          (a) Amount beneficially owned: 3,340,000
          (b) Percent of class: 8.1%
          (c) (i) Sole power to vote or direct the vote: 0
             (ii) Shared power to vote or direct the vote: 3,340,000
            (iii) Sole power to dispose or direct the disposition: 0
             (iv) Shared power to dispose or direct the disposition: 3,340,000


Item 5.     Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

         Eminence GP, the general partner or manager of the Eminence Funds, has the power to direct the investment activities of the Eminence Funds, including decisions respecting the disposition of the proceeds from the sale of the shares. Eminence Capital provides management company services to the Eminence Funds. Mr. Sandler serves as the Managing Member of Eminence GP and Eminence Capital and in that capacity directs their operations.

CUSIP No. 45841N107                 13G                   Page 8 of 9 Pages


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not Applicable.

Item 8.   Identification and Classification of Members of the Group.

     Not Applicable.

Item 9.   Notice of Dissolution of Group.

     Not Applicable.

Item 10.  Certification.

     Each of the Reporting Persons hereby makes the following certification:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 45841N107                 13G                   Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  February 16, 2010

                                    /s/ Ricky C. Sandler
                                    ---------------------
                                    Ricky C. Sandler, individually, and as
                                    Managing Member of
                                    Eminence Capital, LLC,
                                       and as
                                    Managing Member of
                                    Eminence GP, LLC